NO ACT

DC
PE 1-31-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08042842

March 24, 2008

Bob Normile
Senior Vice President
General Counsel and Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/24/2008

Re: Mattel, Inc.
Incoming letter dated January 31, 2008

Dear Mr. Normile:

This is in response to your letters dated January 31, 2008 and March 12, 2008 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received letters from the proponent dated February 11, 2008 and March 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

RECEIVED

2008 FEB -4 PM 4:21

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2008

1934 Act / Rule 14a-8

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. – Stockholder Proposal by Marie-Claude Hessler-Grisel

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal" or the "Current Proposal") received from Marie-Claude Hessler-Grisel (the "Proponent"). The Proposal and its supporting statement are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials.

The Company intends to mail to stockholders, on or about April 24, 2008, definitive copies of the 2008 Proxy Materials in conjunction with its 2008 Annual Meeting of Stockholders. That meeting currently is anticipated to be held on May 29, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to stockholders. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six (6) copies of each of (i) the Proposal and (ii) this letter, which sets

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

forth the grounds on which the Company proposes to omit the Proposal from its 2008 Proxy Materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2008 Proxy Materials.

The Proposal

The Proposal requests the Board of Directors "to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured."

Grounds for Exclusion

I. Rule 14a-8(i)(7)

The Company seeks to omit the Proposal from its 2008 Proxy Materials insofar as it requests the Board to report on the products manufactured by licensees and sold bearing Mattel's brands, on the grounds that the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). According to the 1998 Release, the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff noted in the 1998 Release that this underlying policy rests on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Furthermore, in a 1983 release, although the Staff had previously taken the position that proposals merely requesting that the registrant prepare a special report would not be excludable under the ordinary business grounds for exclusion, the Commission mandated that, to avoid raising "form over substance" and rendering the provisions of Rule 14a-8(i)(7) "largely a nullity," the Staff would consider whether the *subject matter* of the special report involves a matter of ordinary business, and where it does, the proposal will be excludable. *See* Exchange Act Release No. 20091 (August 16, 1983). As further described below, the Proposal at issue affects the Company's ordinary business operations. That the Proposal asks for a report does not affect these bases for exclusion under Rule 14a-8(i)(7).

Moreover, the Staff has recently given guidance on the application of Rule 14a-8(i)(7) to proposals referencing environmental or health issues. SEC Staff Legal Bulletin No. 14C (CF), 6 Fed. Sec. L. Rep. (CCH) ¶ 60,014C, at 50,194 (June 28, 2005) ("Bulletin 14C"). In general, the Staff analyzes the "extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." *Id.* If the proposal focuses on this internal risk, as opposed to health and environmental risks facing the public at large, the Staff has concurred with the exclusion of the proposal under Rule 14a-8(i)(7). The Proposal, insofar as it relates to a report on products states that "Shareholders need to be reassured about the safety and the quality of those products." The focus on risk assessment is further emphasized in the supporting statement—"Shareholders cannot but be concerned by the above figures and by the potential risk they represent…." Thus, the Proposal focuses specifically on how the Company assesses and manages risks relating to product safety, and falls precisely within the factors identified in Bulletin 14C.

The nature of the Company's business, which includes licensing relationships with approximately 1,000 licensees that source from approximately 3,000 facilities at any one time, is extremely complex. As a result, the Company constantly reviews its operations to manage a broad spectrum of risks. Management's oversight of the Company's licensing arrangements, licensees and licensee products are fundamental to management's ability to run the Company on a day-to-day basis. The evaluation of and decisions regarding the Company's licensing arrangements, licensees and licensee products, the identification and weighing of product safety concerns and the consideration of new initiatives, are complex business decisions based on a multitude of factors that are outside the knowledge and expertise of shareholders. Such decisions fall within the Company's ordinary business operations and are essential to management's ability to control such operations.

The Proposal is similar to several other proposals found by the Staff to be excludable under Rule 14a-8(i)(7) because the report sought constituted an evaluation of risk. See Pfizer Inc. (available January 24, 2006) (board requested to review and report on the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the issuer's business strategy and initiatives); Standard Pacific Corp. (available January 29, 2007) (board requested to assess and report on its response to rising regulatory, competitive and public pressure to increase energy efficiency); Dow Chemical Co. (available February 13, 2004) (board requested to report on certain toxic substances, including a range of projected costs of remediation or liability); and American International Group, Inc. (available February 11, 2004) (board requested to prepare a report providing a comprehensive assessment of strategies to address the impacts of climate change on its business).

II. Rule 14a-8(i)(12)(iii)

Once the portion of the Proposal relating to reporting on the products manufactured by licensees is excluded under Rule 14a-8(i)(7), the remainder of the Proposal is excludable under Rule 14a-8(i)(12)(iii).Without a report on the safety and quality of products, all that remains of the Proposal is requesting information to reassure shareholders about the working conditions in which products are manufactured by licensees. The same Proponent submitted in each of the last 3 years similar proposals requesting the Board of Directors to report yearly on the working and living conditions at Mattel's and its subcontractors' facilities. Each of these proposals received less than 10% of the votes cast.

Rule 14a-8(i)(12)(iii) provides that if a proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years.

The same Proponent submitted the following proposal in each of the last 3 years:

> "Whereas the shareholders request the Board of Directors to **report yearly** on the concrete measures and the money spent on the improvement of **working and living conditions** at Mattel's own facilities and at its subcontractors' facilities." [emphasis added]

Because this proposal (the "Precedent Proposal") received less than 10% of the vote on its last submission to stockholders[1], a proposal that deals with substantially the same subject matter may be excluded by the Company from the 2008 Proxy Materials.

The Current Proposal asks the Board of Directors "to **report yearly** on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured

---

[1] The Proponent's Precedent Proposal was included as Proposal 5 in the Company's 2005 Proxy Statement (filed on April 13, 2005); and the Precedent Proposal received 7.59% of votes cast at the 2005 Annual Meeting of Stockholders (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005). The Proponent's Precedent Proposal was included as Proposal 4 in the Company's 2006 Proxy Statement (filed on April 13, 2006); and the Precedent Proposal received 6.74% of votes cast at the 2006 Annual Meeting of Stockholders (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 2, 2006). The Proponent's Precedent Proposal was included as Proposal 7 in the Company's 2007 Proxy Statement (filed on April 12, 2007); and the Precedent Proposal received 7.39% of the votes cast at the 2007 Annual Meeting of Stockholders (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 3, 2007). Copies of the 2007, 2006 and 2005 Precedent Proposals and supporting statements are attached hereto for case of reference, as Exhibit B, Exhibit C and Exhibit D, respectively.

about the safety and the quality of those products as well as about **the working conditions in which they are manufactured**." [emphasis added]

The Staff has confirmed in a number of recent precedents that Rule 14a-8(i)(12) does not require that two proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the substantive concerns raised by the proposal, rather than the specific corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See, e.g.*, Pilgrims Pride Corp. (available November 6, 2006) (requesting that the company "make transparent to shareholders" the company's evaluation of controlled-atmosphere killing was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the feasibility of requiring its suppliers to adopt controlled-atmosphere killing), Medtronic Inc. (available June 2, 2005) (requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions), Dow Jones & Co., Inc. (available December 17, 2004) (requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations) and Saks Inc. (available March 1, 2004) (requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

The Current Proposal (but for the product safety concern, which should be excluded under 14a-8(i)(7)) deals with substantially the same subject matter as the Precedent Proposal, i.e., an annual report by the Board of Directors regarding the working conditions where the Company's products are manufactured. Both proposals have similar underlying social or policy issues.

Moreover, both the Current Proposal and the Precedent Proposal were submitted by the same proponent. In addition, portions of the supporting statement in the Current Proposal are copies of corresponding portions of the supporting statement in the Precedent Proposal, for example the following: "In 2005, in a Mexican plant belonging to an American company to which Mattel had sold a licence, a case of underage worker has triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America" (compare the third paragraph of this year's supporting statement to the fifth paragraph of the 2006 supporting statement).

Furthermore, the supporting statement in the Current Proposal emphasizes the same subject matter as that included in the Precedent Proposal, such as the following: "In November 2007, the National Labor Committee published a report about the working conditions at a Chinese facility producing for Mattel such articles as Barbie electric guitars and keyboards, Barbie cassette players or Barbie "Hug N' Heal" Pet doctor sets for instance. Its conclusions are devastating: working time of over 80 hours a week, weeks on end without a rest day, overcrowded and overheated facility, renewed temporary contracts, workers cheated on overtime pay, primitive dormitories" (compare to the general content of the 2007, 2006 and 2005 supporting statements).

III. Rule 14a-8(i)(11)

On December 12, 2007 the Proponent submitted the Proposal for inclusion in the 2008 Proxy Materials. The Proposal is substantially duplicative of a stockholder proposal received on October 11, 2007, from William C. Thompson, Jr., Comptroller, City of New York on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Earlier Proposal"). Similar to the Current Proposal, the Company believes it properly may omit the Earlier Proposal from the 2008 Proxy Materials and is requesting confirmation that the Staff will not recommend enforcement action if the Company excludes the Earlier Proposal from the 2008 Proxy Materials. However, if the Staff is unable to concur with the Company, the Company will include the Earlier Proposal in its Proxy Materials. In such case the Current Proposal may be excluded on the basis of Rule 14a-8(i)(11). The Earlier Proposal is attached hereto as Exhibit E.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12598 (July 7, 1976).

For your convenience, we have set forth the resolution portion of the Earlier Proposal and the Current Proposal:

Earlier Proposal:

"THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law."

Current Proposal:

"Whereas the shareholders request the Board of Directors to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured."

Although the terms of the Earlier Proposal and the Current Proposal are different, the principal thrust and focus of each of the proposals is the safety conditions of the products manufactured for the Company. Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting requests for no-action relief under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where such proposals differ in terms and scope. *See, e.g.*, Comcast Corporation (available March 22, 2005) (requesting that the company's board amend the company's charter to require that the chairman of the board be an independent director who has not previously served as an executive officer of the company was substantially duplicative of a proposal requesting that the company's board adopt a resolution requiring that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities), Constellation Energy Group, Inc. (available February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria), and Siebel Systems, Inc. (available April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received).

Since the principal thrust and focus of each of the proposals is the same – reports regarding the safety of the products manufactured – the Company believes that the Current Proposal may be omitted under Rule 14a-8(i)(11) in the event the Earlier Proposal is included in the 2008 Proxy Materials.

IV. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a proposal to be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false and misleading statements in proxy soliciting materials." The Staff recently clarified its position on Rule 14a-8(i)(3). SEC Staff Legal Bulletin No. 14B (CF), 6 Fed. Sec. L. Rep. (CCH) ¶ 60,014B, at 50,189 (September 15, 2004).

In Staff Legal Bulletin 14B, the Staff confirmed that exclusion may be appropriate if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires." The Company believes that the report requested is so inherently indefinite. As the proponent herself notes, the Company "licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialized consumer products .... The licensees independently manufacture these products in approximately 3000 contract factories around the world." The Proposal provides no information or guidance whatsoever as to what constitutes "reassurance" for shareholders about the safety and quality of those products. The Proposal also does not contain customary language to the effect that the Company may exclude proprietary information from the report, or that the report shall be prepared at a reasonable cost. Accordingly, the Proposal does not inform shareholders what the Company would be required to do or what the burden on human resources or the considerable costs might be. In addition, it does not provide any information if the shareholders were to approve the proposal as to how the Company should comply with the proposal: what information should be compiled to "reassure" shareholders, what the timeframe for completion should be, or what should be done with the report to disseminate it. See Smithfield Foods, Inc. (available July 18, 2003) (request for board to prepare a report based on Global Reporting Initiatives describing environmental, social and economic impacts of hog production operations and alternative technologies excludable on grounds of vagueness); Lowe's, Inc. (available March 3, 2004) (company requested to prepared sustainability report based on Global Reporting Initiative guidelines excludable on grounds of vagueness); CBRL (available September 5, 2001) (full and complete disclosure in annual report of all expenses relating to corporate monies being used for personal benefits of the officers and directors and their friends excludable on grounds of vagueness) and Wm. Wrigley Jr. (available November 18, 1998) (Request that board prepare and bring to annual meeting an "Employees' Charter" and thereafter include in annual report excludable on grounds of vagueness).[2]

[2] We request that the Staff not allow the proponent to revise the Proposal. In Staff Legal Bulletin 14B (Sept. 15, 2004), the Staff indicates that it may permit stockholders to make revisions that are "minor in nature and do not alter the substance of the proposal" further noting that this practice is "to deal with proposals that . . . contain some relatively minor defects that are easily corrected." The Staff Legal Bulletin further explains that "when a proposal . . . will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal." To revise the Proposal such that it would not be too vague for the Company to implement, the proponent would need to substantially revise the Proposal to address many of the questions raised in this letter; these changes are not "minor in nature" but would be "detailed and extensive". We thus request that the Staff not allow the proponent to revise the Proposal.

Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2008 Proxy Materials. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Ms. Marie-Claude Hessler-Grisel (w/attachments)

Exhibit A

SHAREHOLDER PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialised consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contract factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent as manifested by the following cases.

In 2005, in a Mexican plant belonging to an American licensee, a case of an underage worker triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America.

In 2006, Mattel recalled an American Girl jewelry with unacceptable high levels of lead. As stated by Mattel's Chairman and Chief Executive Officer at the 2007 annual meeting, the jewelry was manufactured by a licensee. The jewelry was rated one of the worst products of the year by BusinessWeek.

In November 2007, the National Labor Committee published a report about the working conditions at a Chinese facility producing for Mattel such articles as Barbie electric guitars and keyboards, Barbie cassette players or Barbie "Hug N' Heal" Pet doctor sets for instance. Its conclusions are devastating: working time of over 80 hours a week, weeks on end without a rest day, overcrowded and overheated facility, renewed temporary contracts, workers cheated on overtime pay, primitive dormitories... Mattel claims that the facility is operated by one of its licensees.

Shareholders have greatly suffered from the numerous recalls of the past few months. Their faith in Mattel is shaken. The number of the licensees and their contract factories represents an obvious risk. Only yearly serious reports about the licensees will convince the shareholders to keep their faith in Mattel.

Exhibit B

THE PROPONENT'S 2007 PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities.

Supporting statement

Up to now, Mattel's code of conduct has failed.

The latest audit reports, released in June and October 2006, only confirm former reports. Working and living conditions have barely improved. Regarding the longer and longer working hours, they have even deteriorated.

How could such a promising code, now almost ten years old, have failed to fulfill its goal?

The main reasons are the lack of will and the lack of resources. Time and again, Mattel's management has not corrected obvious violations of the code of conduct privileging instead the short-term bottom line. Time and again, Mattel has preferred cutting the ties to a subcontractor rather than spending money to help implement the code of conduct. Time and again, in order to avoid improving working and living conditions, Mattel's management has hidden behind the generalities of corporate social responsibility or the excuse that other toy companies or retailers have similar or worse working and living conditions.

Shareholders may be interested to know that the same companies that brag about their corporate social responsibility are now intensely lobbying in China to prevent the adoption of a new labor law with stricter regulation. And shareholders should be aware that corporate social responsibility has become a big business for consultants, distributing awards to the very companies sponsoring their plush conferences.

The hypocrisy of companies with many good words but very little concrete progress could be counterproductive, consumers and workers will not be fooled for long. Fair trade products have a double digit growth in Europe. Furthermore, workers in China no longer put up with appalling conditions. Last July, there was a first social movement in a facility manufacturing toys for Mattel and due to labor shortage in China in the toy industry Mattel has been compelled to ship some toys by air thus damaging the bottom line and hurting the shareholders.

Shareholders need to know how much Mattel is doing to move beyond window dressing. By reporting yearly on the concrete measures and the money spent, the Board could assure shareholders that the issue of the working and living conditions is properly addressed and is no longer a potential liability.

Exhibit C

THE PROPONENT'S 2006 PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities.

Supporting statement

In 1997, Mattel announced its first code of conduct (the Global Manufacturing Principles, GMP) and the creation of Mattel Independent Monitoring Council (MIMCO). Since 1999, regular audit reports have been published.

The latest reports, released in January and April 2004 and August 2005, are cause of major concern. It is obvious that, eight years after their adoption, the Global Manufacturing Principles have failed: working and living conditions have barely improved.

Year after year, audit report after audit report, in Mattel's own plants and at subcontractors' facilities, the same complaints are voiced: too many overtime hours, no living wage, discomfort due to noise, heat and poor ventilation, overcrowded dormitories, very short lunch breaks, harassment. The recommendations by the auditors often are not followed by the necessary corrective measures.

And what about working conditions at plants run by companies to which Mattel has sold a licence and which manufacture Mattel products? No audit report has been published as of November 2005.

A recent example shows how Mattel's reputation could be damaged. In 2005, in a Mexican plant belonging to an American company to which Mattel had sold a licence, a case of underage worker has triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America.

Money spent on improvements has been too little and/or inefficient. Shareholders need to know what and how much Mattel is doing. Shareholders need to be assured that, in times of growing overall difficulties in the toy industry, the issue of the working and living conditions is properly addressed and will no longer be a major Mattel liability.

Exhibit D

THE PROPONENT'S 2005 PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities.

Supporting statement

Seven years ago, Mattel announced its first code of conduct (the Global Manufacturing Principles, GMP) and the creation of MIMCO (Mattel Independent Monitoring Council). Since then, regular audit reports have been published.

The latest reports, published in January and April 2004, are cause of major concerns.

The January report regarding twelve subcontractors' plants in China corroborates the facts revealed by NGOs and describes shocking conditions and systematic violations of the laws and of Mattel's code of conduct.

The April report regards two Mexican plants which are owned and operated by Mattel. Even in these facilities, Mattel's code of conduct is not fully implemented. Workers have the same complaints of heat, noise and overtime as they did during the previous audits. Cases of harassment are on the rise and a third of the workers are afraid of reporting injuries because of the risk of being fired. Overtime wages were not always paid as they should have.

It is true that Mattel has had the integrity to keep its commitment and to make all the audit reports public. This was but a first step. To have the conditions really improved, the laws and the GMP respected, drastic changes are required. It is obvious that the resources already committed to improve Mattel's own facilities, to advise and assist its vendors have been insufficient and/or ineffective. More is needed than cosmetic measures and press releases used as a public relation device.

Consumers' awareness of the issue of the working and living conditions in the toy industry is growing due to NGOs' studies and an important media coverage, especially in Europe where even the European Parliament is being informed.

A rapid action is needed in order to avoid further damage to the value of Mattel and to meet the expectations of the consumers.

Exhibit E

MATTEL INC. - PRODUCT SAFETY

Submitted by William C. Thompson, Jr., Comptroller, City of New York on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

WHEREAS, since 2006, there have been recalls of over 12 million hazardous Mattel products marketed in the US and,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard, and grow its market share. We urge you to vote your shares FOR this resolution.

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

February 11, 2008

Sent via e-mail and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington DC 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc.'s letter of January 31, 2008

Ladies and Gentlemen,

Pursuant to §240.14a-8, question 11 of the Securities Exchange Act of 1934, as amended, I am sending you six copies of my response to Mattel's arguments regarding the proposed omission of my Proposal from the Proxy materials for the 2008 Annual Meeting. I am also sending a copy of my response to Mr Robert Normile, Senior Vice President, General Counsel and Secretary of Mattel, Inc.

Mattel believes that it can properly omits the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8'i)(12)(iii), Rule 14a-8(i)(11) and Rule 14a-8(i)(3).

The arguments below show that none of the above rules allows Mattel to omit my Proposal from the 2008 Proxy Materials. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal from its Proxy Materials for the 2008 Annual Meeting.

I Rule 14a-8(i)(7)

Mattel seeks to omit the Proposal from its 2008 Proxy Materials on the ground that "the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7)". Mattel develops this argument invoking the 1998 release as well as a 1983 release, the Staff Legal Bulletin of June 28, 2005, as well as several earlier decisions.

In summary, Mattel argues that decisions on licensees cannot be taken by shareholders, that direct shareholder oversight would be tantamount to an attempt to micro-manage issues which are too complex for shareholders to comprehend. Further more, Mattel argues that the Proposal focuses on an internal risk, not one facing the public at large.

Mattel's arguments under Rule 14a-8(i)(7) are not valid on three grounds.

Firstly, the Proposal does not relate to the Company's ordinary business. The business of Mattel with its licensees is distinct from Mattel's main mission to develop and sell toys and is of strategic importance. Approximately 1000 licensees sourcing from approximately 3000 facilities represent a major source of revenue and profit, which is strategically different from Mattel's other operations. Understanding the role of licensees supporting Mattel's regular sales and the strategy to develop this source of revenue and profit is necessary to assess the value of the shareholders' investment and its potential for appreciation. The business of Mattel with its licensees is also a major source of risk for Mattel. As the dramatic serial recall actions in 2007 demonstrated, the Company fails to adequately control the manufacturing of its own products – in its own facilities as well as in the facilities of its subcontractors. A fortiori, 3000 facilities add up major risks, both legally and in terms of Mattel's already tainted image. The working conditions in these 3000 facilities represent additional potential exposures for Mattel.

Secondly, the Proposal in no way attempts to "micro-manage" what is undoubtedly a complex operation. The Proposal only requests a better information of shareholders on the products manufactured by licensees and sold bearing Mattel's brands. Without doubt this information is readily available to the Board of Directors and therefore can be formatted for better understanding by shareholders at minimal cost.

Thirdly, the risks associated with safety and quality of the licensees' products are obviously of importance to the general public – as demonstrated in 2007 by the worldwide outrage caused by Mattel's recalls and their execution. In no way can the potential issue be considered as an "internal risk". Shareholders are but members of the general public associated with Mattel as owners of the Company, and therefore legitimate proxies for the public.

II Rule 14a-8(i)(12)(iii)

In addition to the argument I, Mattel invokes rule 14a-8(i)(12)(iii) and claims that the Proposal is essentially the same as the one submitted by the Proponent to the vote of the shareholders in the last three years. Mattel's "proof" is based on the use of identical ("report yearly") or quasi-identical ("working conditions") expressions.

Mattel's logic would lead to prohibit shareholders from submitting two successive proposals presenting superficial resemblances – such as the use of two or three indentical words or expressions. Such resemblances in no way prove that the Proposal is substantially the same.

Specifically, the request for "yearly reports" is a standard approach by shareholders to seek better understanding of a great variety of subjects. "Working conditions" are a vast topic, which can be referred to in many substantially different proposals.

The fact that portions of the supporting statement are similar in the Proposal and in the precedent proposal does not mean that all proposals share the same principal focus. One argument can be used in many circumstances to support various issues. In the Proposal, the purpose of the similar portions is to focus on the licensees. So does the reference to a report by the National Labor Committee on the working conditions in a Chinese facility.

While playing up superficial resemblances, Mattel affects to ignore the fundamental difference and new substance of the Proposal: information is requested by shareholders regarding licensees. The license business is essentially different from the main business of Mattel. The licensees are independent companies, linked to Mattel through a contract of license, which produce goods bearing Mattel's brands. By carrying Mattel's brands, the licensees bring Mattel large opportunities but also potentially expose Mattel's image, reputation and results. Therefore, and for the first time, the shareholders legitimately request to be reassured that the licensing business is strategically positioned and developed in the best interest of their company.

III Rule 14a-8(i)(11)

Mattel claims that it can properly omit the Proposal, received December 12, 2007, because it would be substantially duplicative of another stockholder proposal received on October 11, 2007 from William C. Thomson, Jr., Comptroller, City of New York on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York etc... (the "Earlier Proposal").

Yet the Proposal presents many differences with the Earlier Proposal. One will be sufficient to prove that the Proposal is not substantially duplicative of the Earlier Proposal, does not share its principal thrust and focus and therefore cannot be omitted on that ground.

The fact is that Mattel again conveniently forgets the substantial point of difference between the Proposal and the Earlier Proposal. The Earlier Proposal is focused on the safety of the "product lines and categories sold by Mattel". As licensed products are not sold by Mattel, this will normally be understood, also by shareholders, not to include licensees products. On the contrary, the undisputable originality of the Proposal is to focus on the licensee business of Mattel.

IV Rule 14a-8(i)(3)

Mattel, despite the first impression created by the opening paragraph of this point, refrains from alleging that the Proposal makes use of "materially false or misleading statements" but argues that the Proposal is "so vague or inherently indefinite" that neither shareholders nor the Company would know what its implementation would entail.

Mattel argues that the term "reassurance" in the Proposal is used without information nor guidance as to what the Company could offer to provide it.

"Reassurance" is a very clear term, expressing an expectation justified both in principle and by recent events such as the 2007 recalls.

As far as the products are concerned, it means that Mattel must reassure future users of the licensed products, or their parents, that they will not put their health at risk. This requires the reassurance that the license agreements are clear and specific on all aspects of product safety – from design to testing to production to production control. Mattel's control and audit procedures should of course also be sufficient to reassure these users that the contracts will be respected by the licensees.

As far as the working conditions are concerned, reassurance obviously means that the license agreements impose on the licensees the adoption and implementation of the working conditions defined by Mattel in its own code of conduct. As proven by the regrettably slow and deficient implementation of the code of conduct in Mattel's own plants and in Mattel's subcontractors' plants, the enforcement of the licensees' contractual obligations requests control and audit procedures, all part of the natural reassurance expected by shareholders.

Mattel also argues that the Proposal does not contain customary language to the effect that the Company may exclude proprietary information from the report, or that the report shall be prepared at a reasonable cost.

Such costumary language is deemed by the Proponent as superfluous and definitely not a cause for exclusion.

Proprietary information is of course not to be published. As for the reasonable cost, the question has been answered under I: "the information on the products manufactured by licensees and sold bearing Mattel's brands is no doubt readily available to the Board of Directors and can be formatted for better understanding by shareholders at minimal cost".

Should nevertheless those points be, in the judgement of the Staff, included in the Proposal, they could be added as minor modifications.

Finally, Mattel regrets that the Proposal does not cover content, timing and dissemination of the requested report. Content has been discussed in the above arguments. The Proposal requests a yearly reporting cycle: it is customary and logical to publish such a report before the Annual Meeting. As for the dissemination, the information can be made available to shareholders on Mattel's website at a minimal cost.

Conclusion

For the reasons set forth above, I conclude that Mattel may not omit the Proposal from the 2008 Proxy Materials. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2008 Annual Meeting.

You may contact me at telephone 011 33 1 47348352 if you have any questions regarding this matter.

Very truly yours

cc: Mr Robert Normile, Senior Vice-President, General Counsel and Secretary of Mattel, Inc. (via e-mail and express mail)

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

Mr Robert Normile
Secretary of Mattel, Inc.
333 Continental Boulevard
El Segundo Ca 90245-5012

Paris, December 11, 2007

Dear Mr Secretary,

Please find enclosed the proposal I intend to submit to the next Annual Meeting of Mattel, Inc.

I am an individual registered shareholder owning 250 shares which I have held for more than 12 months.

I hereby confirm that I intend to continue to hold the securities through the date of the meeting of shareholders.

Very sincerely.

Marie-Claude Hessler-Grisel

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

SHAREHOLDER PROPOSAL

Whereas the shareholders request the Board of Directors to report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured.

Supporting statement

According to Mattel 2007 Global Reporting Initiative report, Mattel also licenses its brands and trademarks to approximately 1000 licensees companies for the production of specialised consumer products such as apparel, software, durable goods and other children's products. The licensees independently manufacture these products in approximately 3000 contract factories around the world.

Shareholders cannot but be concerned by the above figures and by the potential risks they represent as manifested by the following cases.

In 2005, in a Mexican plant belonging to an American licensee, a case of an underage worker triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America.

In 2006, Mattel recalled an American Girl jewelry with unacceptable high levels of lead. As stated by Mattel's Chairman and Chief Executive Officer at the 2007 annual meeting, the jewelry was manufactured by a licensee. The jewelry was rated one of the worst products of the year by BusinessWeek.

In November 2007, the National Labor Committee published a report about the working conditions at a Chinese facility producing for Mattel such articles as Barbie electric guitars and keyboards, Barbie cassette players or Barbie "Hug N' Heal" Pet doctor sets for instance. Its conclusions are devastating: working time of over 80 hours a week, weeks on end without a rest day, overcrowded and overheated facility, renewed temporary contracts, workers cheated on overtime pay, primitive dormitories... Mattel claims that the facility is operated by one of its licensees.

Shareholders have greatly suffered from the numerous recalls of the past few months. Their faith in Mattel is shaken. The number of the licensees and their contract factories represents an obvious risk. Only yearly serious reports about the licensees will convince the shareholders to keep their faith in Mattel.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 4, 2007

Mr. Robert Normile
Secretary
Mattel, Inc.
Mail Stop M1-1516
333 Continental Boulevard
El Segundo, CA 90245-5012

Dear Mr. Normile:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Mattel, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures

MATTEL INC. - PRODUCT SAFETY

Submitted by William C. Thompson, Jr., Comptroller, City of New York on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

WHEREAS, since 2006, there have been recalls of over 12 million hazardous Mattel products marketed in the US and,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

NOV 12 2007


STATE OF CONNECTICUT
TREASURER'S OFFICE

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 9, 2007

Robert Normile
Secretary
Mattel Inc.
333 Continental Boulevard,
El Segundo, CA 90245-5012

Dear Mr. Normile:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. A copy of the resolution is attached.

I hereby certify that the CRPTF has held the mandatory minimum number of Mattel Inc. shares for the past year. Furthermore, as of November 6, 2007 the CRPTF held 373,923 Mattel Inc. stock valued at approximately $7,949,602. The CRPTF will continue to hold Mattel shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy, at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

Attachments

cc: Patrick Doherty
Director Investment Responsibility
The City of New York Comptroller Office


STATE OF CONNECTICUT
TREASURER'S OFFICE

Resolution Co-filed by the Connecticut Retirement Plans and Trust Funds

MATTEL INC. -PRODUCT SAFETY

WHEREAS, Mattel Inc. , annually markets millions of dollars worth of imported products in the US, and

WHEREAS, since 2006, there have been recalls of over 12 million potentially hazardous Mattel retailed toys, and

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008.

The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

NOV 28 2007



GENERAL ASSEMBLY COUNCIL

PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY

November 27, 2007

Mr. Robert Normile
Senior Vice President, General Counsel and Secretary
Mattel, Inc.
Mail Stop – M1-1516
333 Continental Boulevard
El Segundo, CA 90245-5012

RE: SHAREHOLDER PROPOSAL ON PRODUCT SAFETY

Dear Mr. Normile:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. We have worked on the challenge presented by product safety for many years, and have urged companies to be proactive in their monitoring of production standards, and transparent with their shareholders about their policies and actions.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 150 shares of Mattel common stock. The enclosed shareholder proposal, along with its supporting statement, has been submitted for consideration and action at your 2008 Annual Meeting by Mr. William Thompson, Comptroller of the City of New York. We would like to co-file this proposal. In brief, the proposal requests Mattel to provide shareholders with a report on Mattel's policies on product safety.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held Mattel, Inc. shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from Mellon Bank, the master custodian, will be forwarded separately. It is the Board's intent to maintain ownership of Mattel, Inc. stock through the date of the 2008 Annual Meeting. The shares will be represented at the annual meeting.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

We hope you will respond positively to the issues raised in the resolution, and look forward to hearing from you.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Proposal on Product Safety

Cc: Ms. Carol Hylkema, Chairperson
Committee on Mission Responsibility Through Investment
Ms. Bernice McIntyre, Vice Chairperson
Committee on Mission Responsibility Through Investment
Mr. Patrick Doherty
New York City Comptroller's Office

2008 MATTEL INC. PRODUCT SAFETY RESOLUTION

WHEREAS, Mattel Inc. annually markets millions of dollars worth of imported products in the US, and

WHEREAS, since 2006, there have been recalls of over 12 million potentially hazardous Mattel retailed toys, and

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008.

The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

RECEIVED

2008 MAR 13 PM 12:41

. ICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 12, 2008

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. — Stockholder Proposal by Marie-Claude Hessler-Grisel

Ladies and Gentlemen:

By prior letter dated January 31, 2008 (the "Request Letter"), Mattel, Inc. (the "Company") notified the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from Marie-Claude Hessler-Grisel. In the Request Letter, a reference was made to an earlier stockholder proposal received on October 11, 2007 (the "Earlier Proposal"), from William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Comptroller").

As indicated in a letter agreement between the Company, the Comptroller and certain co-sponsors of the Earlier Proposal dated February 29, 2008 (the "Letter Agreement"), which was fully executed on March 10, 2008 and a copy of which is attached hereto as Exhibit A, the Comptroller has withdrawn the Earlier Proposal following a commitment made by the Company to prepare and publish additional information in its next Global Citizenship Report to be published in July 2009 (the "2009 Report"). The Company already has a 2007 Global Citizenship Report (the "2007 Report") available on its website (www.mattel.com; click on "About Us – Corporate Social Responsibility – 2007 Global Citizenship Report"). Like the 2007 Report, the 2009 Report will address the Company's commitment to responsible manufacturing and Global Manufacturing Principles (see pages 7-14 of the 2007 Report); product safety procedures (see pages 18-20 of the 2007 Report); and workplace practices (see pages 29-32 of the 2007 Report). In addition, the 2009 Report will add enhanced information beyond the scope

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

of the information included in the 2007 Report, for example the information mentioned in the Letter Agreement and described below.

Accordingly, the Company hereby requests that the Staff permit it to amend its request for no action relief relating to the Proposal. Since the Earlier Proposal was withdrawn by the Comptroller and will not appear in the 2008 Proxy Materials, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) is no longer valid, and the Company requests that its no-action request on the basis of such exclusion be deemed removed from the Request Letter. In addition, since the Company has already published the 2007 Report, and has agreed, pursuant to an agreement with the Comptroller, to publish the 2009 Report, which covers the concerns raised in the Proposal, the Company respectfully requests that Rule 14a-8(i)(10) be added as a new ground for exclusion in the Request Letter, for the reasons discussed in detail below.

Exclusion Pursuant to Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a shareholder proposal is excludable from a company's proxy materials if the company has already substantially implemented the proposal. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976). For a proposal to be omitted as moot under Rule 14a-8(i)(10), it need not be implemented in full or precisely as presented. Exchange Act Release No. 34-20091 (Aug. 16, 1983). Moreover, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the *essential objectives* of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See, e.g.,* Honeywell International Inc. (February 21, 2007), ConAgra Foods, Inc. (June 20, 2005), Masco Corporation (March 29, 1999), and The Gap, Inc. (March 8, 1996).

The Proposal requests that the Board of Directors prepare annual reports on the products manufactured by licensees and sold bearing Mattel's brands, so as to reassure shareholders about the safety and the quality of those products as well as about the working conditions in which they are manufactured. The Company already has published the 2007 Report and has entered into an agreement with the Comptroller to prepare and publish the 2009 Report, which cover the essential objectives of the Proposal, as well as other objectives.

The Company's new Corporate Responsibility organization has already launched the planning process for the 2009 Report, which will reflect input from the Company's stakeholders just as the 2007 Report did. As provided in the Letter Agreement, the 2009 Report will include an expanded discussion of product quality, including information about the Company's new initiatives to secure the Company's supply chain and enhance oversight of product quality, including (1) reasons for, and the conduct of, the voluntary recalls, (2) implementation of the multi-stage procedures to govern the quality of paint used on the Company's products, (3) advancements made to the Company's product quality standards that apply throughout the process, from concept to post production, (4) launch of independent periodic audits of our product quality procedures, and (5) description of the product testing requirements and oversight for licensees' products.

In addition, as also provided in the Letter Agreement, the 2009 Report will also provide information about the Company's Global Manufacturing Principles ("GMP"), which cover working conditions in manufacturing facilities, as well as the Company's sustainability initiatives, including: (1) progress towards meeting the Company's goals for GMP audit coverage and performance of the Company's manufacturing plants and the facilities of the Company's and licensees' vendors, (2) public reporting of the detailed results of GMP audits conducted by an independent non-profit third party, (3) providing training to help vendors and licensees continuously improve GMP performance, and (4) launch of the Company's sustainability strategic plan and primary initiatives.

As detailed above, the Company already has committed to and has implemented and is implementing the essential objectives of the Proposal. The 2009 Report will address the specific safety and quality concerns raised in the Proposal with respect to products manufactured by licensees of the Company. Specifically, the 2009 Report will include a description of the product testing requirements and oversight for licensees' products, the GMP and related progress and training and the Company's strategic plan with respect to the facilities of the Company's and licensees' vendors. The Company has dedicated considerable resources to the 2007 Report and the evaluation and selection for implementation of the various aspects of the 2009 Report, and it is confident that the 2009 Report will address safety and quality concerns generally, and the more targeted safety and quality concerns raised in the Proposal specifically. Therefore the Proposal has been substantially implemented within the scope of Rule 14a-8(i)(10).

Conclusion

For the reasons set forth in the Request Letter, other than pursuant to Rule 14a-8(i)(11), as well as the reasons set forth above, the Company believes that it may omit the Proposal from the 2008 Proxy Materials. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Mme. Marie-Claude Hessler-Grisel (w/attachment)

Exhibit A

Copy of the Letter Agreement



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

February 29, 2008

Via Air Courier

Mr. Patrick Doherty
Office of the Comptroller of
the City of New York
1 Centre Street
New York, NY 10007-2341

Re: Shareholder Proposal Submitted to Mattel, Inc. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 by the Office of the Comptroller of the City of New York

Dear Mr. Doherty:

This is to confirm our recent telephone conversation about a shareholder proposal regarding product safety (the "Proposal") which was submitted to Mattel, Inc. under cover of the letter dated October 4, 2007 from the Office of the Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent"), and was also the subject of letters from the State of Connecticut Office of the Treasurer dated November 9, 2007 and from the Presbyterian Church (U.S.A.) dated November 27, 2007 (collectively, the "Co-Sponsors").

As we discussed in our conversation, Mattel has scheduled the release of its next Global Citizenship Report (the "Report") for July 2009. Our new Corporate Responsibility organization has already launched the planning process for the Report, which will reflect input from our stakeholders.

The Report will include an expanded discussion of product quality, including information about our new initiatives to secure our supply chain and enhance oversight of product quality, including the following:

- Reasons for and the conduct of the voluntary recalls,
- Implementation of the multi-stage procedures to govern the quality of paint used on our products,
- Advancements to our product quality standards that apply throughout the process from concept to post production,
- Launch of independent periodic audits of our product quality procedures, and

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

- Description of product testing requirements and oversight for licensees' products.

In addition, the Report will also provide additional information about our Global Manufacturing Principles (GMP), as well as our sustainability initiatives, including:

- Progress towards meeting our goals for GMP audit coverage and performance of our manufacturing plants and the facilities of our vendors and licensees' vendors,
- Public reporting of the detailed results of GMP audits conducted by an independent non-profit third party,
- Providing training to help vendors and licensees continuously improve GMP performance, and
- Launch of our sustainability strategic plan and primary initiatives.

As part of our expanded corporate responsibility efforts, Mattel intends to develop and promote dialogue with key stakeholders throughout the process leading up to the publishing of the Report. As part of this effort Mattel will meet with you and the Co-Sponsors to discuss our plans to present product safety information prior to the publication of the Report.

In recognition of Mattel's agreement with you regarding the Report, it is our understanding that the Proponent and the Co-Sponsors agree to withdraw the Proposal. If this is also your understanding, please confirm by having the enclosed copy of this letter duly signed in the space provided below and returning the same to my attention by facsimile at (310) 252-2567 or in the enclosed self-addressed, prepaid Federal Express envelope (whichever is most convenient for you).

I want to reiterate that the safety and quality of our products and the process by which we make them are our top priorities and fundamental to Mattel's continued success in the marketplace. We respect your interest in these issues, and we intend to report our progress on them in a transparent and responsible manner.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

BN/ng

L:\DATA\WPDOCS\NORMILE\CORRESP\2008\2008-021.doc

Agreed to and accepted by:

OFFICE OF THE COMPTROLLER OF THE CITY OF NEW YORK,
On Behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

By: [signature]
Print Name: Patrick Doherty
Title: Director, Corporate Social Responsibility
Date: 3/3/08

THE STATE OF CONNECTICUT OFFICE OF THE TREASURER
On behalf of the Connecticut Retirement Plans and Trust Funds

By: ______________________
Print Name: ______________________
Title: ______________________
Date: ______________________

PRESBYTERIAN CHURCH (U.S.A.)

By: ______________________
Print Name: ______________________
Title: ______________________
Date: ______________________

Agreed to and accepted by:

OFFICE OF THE COMPTROLLER OF THE CITY OF NEW YORK,
On Behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund



By: ______________________

Print Name: Patrick Doherty

Title: Director, Corporate Social Responsibility

Date: 3/3/08

THE STATE OF CONNECTICUT OFFICE OF THE TREASURER
On behalf of the Connecticut Retirement Plans and Trust Funds



By: ______________________

Print Name: DONALD A KIRSHBAUM

Title: INVESTMENT OFFICER, POLICY

Date: 3/10/08

PRESBYTERIAN CHURCH (U.S.A.)

By: ______________________

Print Name: ______________________

Title: ______________________

Date: ______________________

L:\DATA\WPDOCS\NORMILE\CORRESP\2008\2008-021.doc

Agreed to and accepted by:

OFFICE OF THE COMPTROLLER OF THE CITY OF NEW YORK,
On Behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

By: [signature]
Print Name: Patrick Doherty
Title: Director, Corporate Social Responsibility
Date: 3/3/08

THE STATE OF CONNECTICUT OFFICE OF THE TREASURER
On behalf of the Connecticut Retirement Plans and Trust Funds

By: ______________________________
Print Name: ______________________________
Title: ______________________________
Date: ______________________________

PRESBYTERIAN CHURCH (U.S.A.)

By: William Somplatsky-Jarman
Print Name: WILLIAM SOMPLATSKY-JARMAN
Title: ASSOCIATE FOR MISSION RESPONSIBILITY THROUGH INVESTMENT
Date: MARCH 6, 2008

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

March 18, 2008

Sent via e-mail and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N. E.
Washington DC 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc.'s letter of March 12, 2008

Ladies and Gentlemen,

In its March 12, 2008 Letter, Mattel, Inc. argues that it can properly omit my Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(12)(iii), Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

But for Rule 14a-8(i)(10), which will be argued upon below, all other Rules were already raised by Mattel in its first Letter of January 31, 2008. No new argument has been put forward in the latest Letter. Therefore there is no need to complement my letter of February 22, 2008 regarding those Rules.

Now Mattel, Inc. invokes Rule 14a-8(i)(10) to ask for permission to omit my Proposal from its Proxy Materials.

According to Rule 14a-8(i)(10), a shareholder proposal is excludable if the company has already substantially implemented the proposal.

In the present case, Mattel has concluded an agreement with other shareholders who had submitted a proposal, different from my proposal, prior to my proposal. The former proponents have agreed to withdraw their proposal following a commitment made by Mattel to prepare and publish additional information in its next Global Citizenship Report to be published in June 2009. Though I have not been included in the discussions between Mattel and the other proponents, the additional information would also include the licensees, which are the main focus of my proposal.

Does this commitment mean that Mattel has already "substantially implemented the essential objectives" of the proposal?

Firstly, the proposal is, as of today, not implemented. The next Global Citizenship Report is not due before June 2009. In other words, the report will be published after the 2009 annual meeting. The shareholders will not be able to ask questions before the 2010 annual meeting, more than two years from now.

Secondly, can one assume that commitment is tantamount to implementation? It is true that Mattel has regularly made public on its website, various reports, such as the independent audit reports, the Global Citizenship Reports or the GRI reports. Yet, plants owned by subcontractors have not all been independently audited, not to mention the 3000 licensees' plants that have been completely left out up to now. Furthermore, public reports do not necessarily mean complete and candid information. It is easy to withdraw precise information under the 'proprietary" excuse or by using vague expressions. In the March 12, 2008 Letter, an example can be found of a vague expression Mattel is familiar with : Mattel "has dedicated considerable resources to the 2007 Report"... For years now, I have been trying to get a rough estimate of what "considerable resources" means, but I am still waiting for the answer.

Quality, safety and working conditions at licensees represent high stakes and risks for Mattel, Inc. and its shareholders.

As of today the proposal is not implemented and it is far from certain that it will be substantially implemented within a reasonable time frame.

For the reasons set forth above, I conclude that Mattel may not omit my proposal from the 2008 Proxy Materials. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the proposal from its Proxy Materials for the 2008 Annual Meeting.

Very truly yours

cc: Mr Robert Normile, Senior Vice-Presiedent, General Counsel and Secretary of Mattel, Inc. (via e-mail and express mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 31, 2008

The proposal requests that the board report yearly on the products manufactured by licensees and sold bearing Mattel's brands.

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(12). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,



Peggy Kim
Attorney-Adviser

END